==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                  SCHEDULE TO
                                (Rule 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------

                           HOUGHTON MIFFLIN COMPANY
                      (Name of Subject Company (Issuer))

                            VIVENDI UNIVERSAL, S.A.
                              SORAYA MERGER INC.
                     (Names of Filing Persons (Offerors))

                              ------------------


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (including associated rights)
                        (Title of Class of Securities)
                              ------------------

                                   44156010
                     (CUSIP Number of Class of Securities)

                              ------------------

                         George E. Bushnell, III, Esq.
                     c/o Vivendi Universal Holding I Corp.
                        800 Third Avenue, Seventh Floor
                           New York, New York 10022
                            Telephone: 212-572-7855
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

                          Calculation of Filing Fee:

==============================================================================
      Transaction Valuation*                 Amount of Filing Fee
------------------------------------------------------------------------------
          Not applicable.                      Not applicable.
==============================================================================
*Set forth in the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
==============================================================================

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Houghton Mifflin Company. At the time the tender offer is commenced, Vivendi Universal will file a Tender Offer Statement and Houghton Mifflin Company will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Houghton Mifflin Company, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

                                                                 SEAGRAM CO LT
                                                    Moderator: Ariane Delamaze
                                                   June 1, 2001/11:00 a.m. CDT
                                                                        Page 1


                                 SEAGRAM CO LT

                                 June 1, 2001
                                11:00 a.m. CDT



Coordinator      Good afternoon and welcome to the Vivendi Universal analyst conference call. At the company's request, today's conference call is being recorded. Following today's presentation, there will be a question and answer session. Instructions will be given at that time.

                 Now, I would like to introduce your speakers for today's call, Mr. Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal and Ms. Agnes Touraine, Vice Chairman and CEO of Vivendi Universal Publishing. Also, we have Mr. Nader Darehshori, CEO and Chairman of the Houghton-Mifflin Publishing Company. Thank you, you may begin.

JM. Messier      Hi to everyone. I just want to make a few short comments
                 after the introductions, before going to your questions. On my side, I've two points. You know that what we are speaking today, the tender offer that we are launching Houghton-Mifflin at $60 per share, for a total consideration of $1.8 billion. Through this acquisition, Vivendi Universal will become the number two worldwide player in the education field, and not only number two on a worldwide basis, but global players, 50/50 between the U.S. and non-U.S. countries, global resources from multi-language vis-a-vis positions in English and Spanish, Portugese and exotic French language.

                 This acquisition has to be refinanced and will be refinanced by the disposals of some of our assets, namely the free sheets, trade fair and professional press businesses. What we are doing there is that we will finance 100% of these acquisitions through internal resources, that's not hurting in any way the balance sheet of Vivendi Universal, and through a portfolio arbitrage, where we are exiting national businesses to gain international and worldwide position, where we are exiting more cyclical businesses in favor of more stable growing businesses and where we are exiting non-core publishing assets to core publishing assets. So that's the transactions that we are going to speak about.

                 These transactions are accretive for shareholders in terms of EBITDA per share, and will be favorable in terms of cash flow of the group from year one. Just before going to your questions and before leaving the floor to Agnes Touraine to explain to you a little bit about one key point, which is the synergies and the high synergies that we are expecting and where they will come from, I just want to restate that this acquisition is in Vivendi Universal's content strategy.

                 We will and we have targeted selectively some key edutainment content fields where we are looking to one simple goal, that's worldwide leadership. And we will stay only in those fields where we can achieve a worldwide position, where are we, vis-a-vis this simple strategy. Music, that's done, we are number one. Movies, that's done, we're number one. Games, that's done, we're number one and number two worldwide, depending on the criteria that you follow. Sports, that's done in Europe. Education, through this acquisition it will be done with the number two worldwide leadership, so that clearly where this acquisition is fully fitting was Vivendi Universal's strategy.

                 I've asked Agnes Touraine to comment a little bit on the costs and revenue synergies before going to your questions. Agnes Touraine is chairing all Vivendi Universal Publishing activities.

A. Touraine      Good morning. We estimate, probably, that the acquisition
                 will generate immediate cost synergy of $14 million, this is the cost side, and especially in three fields. The first one is production on paper purchasing, printing and binding.
                 During the due diligence we found out that the cost of paper was really higher in the United States compared to what we have in the rest of the world, and obviously combining our operations, going out to $2.2 billion, we are going to get leverage on paper purchasing, printing and binding.

                 We do have also cost savings in logistics. To give you an example, in Indianapolis there are two warehouses, obviously, we can keep only one, knowing that we do have a lot of distribution facilities exactly in the same locations. We do have also distribution facilities on CD-ROM on the West Coast, so we estimate that, again, here we do have immediate savings. We do estimate the production and the logistic synergies to be around $20 million.

                 The second aspect of synergy is restructuring of our U.S. operations. As you know, two years ago we bought Cendant Software. Cendant Software is basically in education CD-ROM and game. Immediately the education software which is CD-ROM and distribution of CD-ROM, will be dispatched to Houghton-Mifflin. That means that we will be able to decrease the headquarters on the West Coast, and this will amount to $20 million.

                 The third one which should be immediate also is G&A within Houghton-Mifflin, because the company is not going to be listed any more and because Vivendi Universal will take care of cash management, investor relations, obviously we will decrease the G&A within Houghton-Mifflin. So those three points explain the $14 million, and we're absolutely convinced that we can get this in the coming 18 months and for the a little bit more after more analysis.

                 On the revenue side and technology synergy, obviously this will come from the combination of our activities, first of all on digitalization. We do have expertise on digitalization of our content and especially in Europe, Houghton-Mifflin is maybe a little bit behind, so immediately our team will really improve the way books have been digitalized within Houghton-

                 Mifflin and digitalization will really put an impact on the cost of goods sold. So immediately we will have an in production new way of producing books here and immediate savings.

                 Another example, our revenue synergy that image data bank. We did put in place, between Europe and South America, as you know we are number the one in France, Spain and Brazil in education. We already put in place an image data bank in order for the publishers to get access to the images online. So we will expand this immediately to Houghton-Mifflin.

                 The third point, very important in revenue synergy, is content combination. Education is going more and more towards customization, which is a very important trend everywhere in the world. That means that in the coming two or three years, more and more we will sell not only a product, not only a book, but a combination of what we call a paper book, e-book, Internet access and other services to schools and teachers, having again, a digitalized content and the know how of customization will help tremendously.

                 The last point, our revenue synergy is international. Houghton-Mifflin is 97% U.S. based, in terms of revenue, we firmly believe that Houghton-

                 Mifflin could export content and especially in South America and even in Europe, we do estimate at least should be at minimum 20%, so this will have, obviously, an immediate impact on the cost of producing our books in the other countries.

                 The last point is technology and Internet-related costs. Houghton-Mifflin did invest around $100 million in Internet activities during the last two years. We did invest also in the Internet, and especially with Education.com. Education.com was launched three months ago in the U.S., England, Germany and France, so Education.com has very powerful engines and tools, and those engines and tools obviously now should be within Houghton-Mifflin and will have the Houghton-Mifflin content. So this will be our strategy, which is local content and global IT, and having economies of scale in terms of technology know-how and Internet investments. So we truly believe that in the coming 18 months, we should reach a total of $75 million synergy at the EBITDA level.

JM. Messier      Okay, we are now ready to go for your questions. Obviously, we wish that you focus your questions on Houghton-Mifflin tender offer. Nevertheless, if you have a few other questions relating to Vivendi Universal activities, we will be pleased to hear them. Just a final point, you have to know that this acquisition comes from just taking place at the end of the first senior executive management team of Vivendi Universal, which took place over the last three days in Orlando. This has been an incredibly positive, dynamic, encouraging supporting meeting for all the developments, the cross-marketing ideas and the dynamisms and the wish of all different teams to procure some Vivendi
                 Universal execution.

                 We are now ready to take your questions.

Coordinator      Our first question comes from Peter Apert, and sir, your line is open. Please state your company name.

P. Apert Good morning. It's Deutsche Bank, Alex Brown. Just a couple of questions on the logistics of the transaction. Number one, is there a break up fee associated with the deal? Can you tell us what the amount is? Number two, your thoughts on the timing around when the deal might close. And I guess really for Nader, the question is whether he had discussions with any other potential bidders? Thank you.

JM. Messier      On the first point, yes, there is a break up fee. That's a 2%
                 break up fee. The second question, timing, that's classical tender of timing. We do not expect any specific difficulty in this timetable, so we hope to be on the fast track there, and we hope to have completed the tender before the end of July. The rest was your question, Nader.

N. Darehshori    Peter, thank you. No, the company, we did not put
                 Houghton-Mifflin on the block, we didn't talk to any other people. We were impressed with the management's passion for growth, dedication to quality and the ability to take our products globally and help us to digitize our products so they are available globally. And last but not least, they were able to make an offer for our investors that we thought was highly attractive, so therefore we didn't feel that it's necessary to talk to anyone else.

P. Apert         Thank you.

Coordinator      Our next question comes from Irene Nattel. Ma'am, your line is now open, please state your company name.

I. Nattel        Thank you. Irene Nattel, RBC Dominion Securities. Good
                 afternoon. I'd just like to talk for a moment about the financing of the acquisition. If we look at the assets to be divested, it looks like the profitability is quite a bit lower than the assets that you're acquiring, which is a good thing. But that also leads me to conclude that you probably won't get quite as much for them. First of all, am I correct in that assumption? And second of all, will you be using internally generated cash flow to make up the difference?

JM. Messier      I'm going to answer both your questions. The first one is
                 that, obviously, we intend to help Houghton-Mifflin to improve its already significant level of profitability at 25%
                 EBITDA, and as you realize, the synergies that Agnes Touraine has commented on represent 25% of the existing EBITDA margins of Houghton-Mifflin. That's a very substantial improvement for the future.

                 Second, I think that the assets that we are selling represents even if that's not in our strategy because they are local and because they are cyclical and because we cannot expect to reach the worldwide leadership in those fields, that represents very attractive assets for international groups focusing on trade fair, free sheets or professional information. And to be very candid about this, our expectation is that we may be able to sell those assets on a higher EBITDA multiple than the EBITDA multiple of the acquisitions of Houghton-Mifflin, because of the specificity of those assets on the European market.

                 So let's put it that way, we do expect that the sales of trade magazines and shows and the free sheets Comareg will represent at least 70-75% of the total cost of acquisitions of Houghton-Mifflin. Down the road, our clear strategy is before the end of 2002, 100% of Houghton-Mifflin acquisitions will have been refinanced by the sales of assets of Vivendi Universal and by arbitrage within our portfolio That's a clear goal, that we will fully finance this acquisition through arbitrage in our portfolio.

I. Nattel        That's excellent, thank you. And one final question, if I
                 may, have you had any discussions with prospective buyers at this point?

JM. Messier      Obviously, I'm not going to comment, as you are expecting, on any potential name. The answer to your question is yes, this process has started and we expect to conduct it diligently.
                 We have only goal, there is no privileged or preferred buyer, we will sell those assets to the highest offer price.

I. Nattel        That's excellent. Thank you very much.

Coordinator      Our next question comes from Richard Simon. Sir, your line is now open, please state your company name.

R. Simon Yes, just a pro forma question. Can you just run through the steps to get pro forma 2000 and guidance for 2001, taking into account the reported EBITDA of Houghton-Mifflin, the synergy benefits on a full year run rate and then net out the assets that are disposed of to help finance the acquisition.

JM. Messier      What we can say is that for 2000/2001, what we are expecting on the Houghton-Mifflin side, obviously, 2001 is quite an important year, in terms of adoption. So that results in significant growth in revenues, that we expect to be on top and higher than 10%, that's to say double digit revenue growth in 2001, a strong adoption year. We expect, before the synergies, the EBITDA, on a standalone basis, to be close to the current level, that's to say the 25% EBITDA before book plate amortization margin. After this book plate amortization, we expect to remain in 18% or slightly over 18% margin, and EBITDA roughly 16% plus. It would lead you, Richard, to EBITDA standalone a little bit north of 290 million euros, and after book plate amortization, around 210.

                 On the impact ...on the VU financials, if you consider for 2001 and half a year impact, it will reserve, it's safe to assume, the second half EBITDA 2001 no synergies and no one, of course for 2001, half year financing impact and no deconsolidation of Comareg and VUP trade, it leads to an additional EBITDA of roughly 245 million euros and EBIT less the financial costs plus 115 million euros. In terms of EBITDA per share, that is an accretion, very close to 3%. If we review pro forma 2001, its full year impact with the following assumptions, assuming full year EBITDA, assuming the 75 million euros of synergy, assuming the full year financial impact, assuming deconsolidation of Comareg and VUP trade, it leads then to an accretion in EBITDA of close to 190 million euros. That's an accretion of EBITDA per share 2001, pro forma, full year slightly over 2%, and at the EBIT less financial costs, very close to the previous number, an additional 110 to 115 million euros.

R. Simon         Thank you very much. That was helpful.

Coordinator      Our next question comes from Neal Blakely. Sir, your line is now open, please state your company name.

N. Blakely       Neil Blakely of Merrill Lynch. First of all, I was wondering if you could give the current year, an idea of the seasonality between quarters. It's obviously very second half weighted, but actually give an idea of that as far as the revenues go. Then also, this deal does give you a kind of toehold in the trade book area. I was wondering what your plans were there. Do you anticipate selling that or do you think that you could actually beef that up and become a significant player in the trade books area?

JM. Messier      The first question is on seasonality, Agnes or Nader?

N. Darehshori    Our business, and one of the reasons why we thought this as a very attractive possibility, joining forces with Vivendi
                 Universal, is that our business is very seasonal and very cyclical, we lose money three-quarters of the year and we make all of our money in the third quarter. We have had difficulty making investors understand that and even newspapers in Boston, they don't understand our cyclicality.
                 So I think that being part of Vivendi will help the company not to be as dependent on the cyclicality of our business, and it may help it. The educational business in the United
                 States, and I'm sure abroad, is very cyclical, and you know that.

JM. Messier      I would say seasonal more than cyclical. That's to say that the strongest link to the education market by itself is seasonal in the way that most of it is happening in quarter three.

N. Darehshori    The third quarter, yes.

N. Blakely       What percentage of revenues would be in quarter three, for example?

N. Darehshori    I'm sorry?

N. Blakely       What percentage of revenues would be in quarter three?

N. Darehshori    Roughly 60%.

JM. Messier      Did you hear the answer?  That's between 50% and 60%.

A. Touraine      On the trade part of it, one of the key points here is to say that in France and in Europe, in trade activity, we do around
                 $160 million with high profitability for the trade. And I must say that within Houghton-Mifflin the trade and reference division is doing very well also. If I remember properly, the profitability is around 20% a little bit more, and we see another opportunity in combining trade activity in the U.S.
                 with the one we have in Europe, and especially in terms of, again, combining content here.

                 So for the time being, and considering the quality of the trade division and the very good performance of our trade division in Europe, we may think that we do have a great future altogether within this trade activity. Don't forget that in the trade you have also our reference and dictionaries, and with the Larousse brand, we do have a varied composition on a worldwide basis and especially in South America, we were lacking a dictionary and an encyclopedia in the U.S. and that's made great pains, especially for education that comes in terms of content.

N. Blakely       Thanks very much.

N. Darehshori    We also have synergy with Universal movie deals that we
                 haven't even talked about. But that's a very important part of the future growth.

JM. Messier      It's clear that we are trying to develop all our products on all supports and as many of you have already seen, one very good example was The Mummy Returns, where not only the movie is achieving, as of today, $250 million turnover, on its way to do more than $500 million on a worldwide basis, but there will be the videos, DVD's, there is a spin-off with scorpion king they are the certified global licensees of consumer products, the attractions in the price the books, published in different languages, the interactive games already worked out on GameBoy and PlayStation II. To a large extent, The Mummy Returns is a good presentation of what we expect to do, that's to say, keep most of the value linked to our content and our franchises by accessing customers through every single support and means that it likes to be confronted with in the entertainment field.

                 Following question?

Coordinator      Our next question comes from Michael Nelson. Sir, your line is open, please state your company name. Hello, Mr. Nelson, we're unable to hear you at this time. Please check your mute button.

JM. Messier      Let's go to the next question.

Coordinator      Brandon Dobel, your line is now open. Please state your
                 company name.

B. Dobel Brandon Dobel from Credit Suisse First Boston. I wonder if you could address your possible plans for the college market. It seems like most of the conversation so far has focused on K-12. I wonder what your thoughts are on Houghton's college assets and the potential there.

N. Darehshori    Our college division is the fourth largest college publisher in America. What is important about it is to realize that wherever we are players, we are formidable players. We are either a formidable player in a discipline when we participate or we don't participate. Other opportunities 36 possible discipline in college, we play in 18 of them and on those 18 disciplines that we play, we're either number one or number two, at minimum number three. So we have a very strong position there.

                 The other aspect of why college would be highly attractive to Vivendi Universal is the attractiveness of American college textbooks internationally. Our competitors who have international visibilities and capabilities, they have the largest percentage of college sales in international markets than we do. And I think that partnerships with Vivendi and becoming part of Vivendi Universal, we won't be able to take college products immediately abroad in the international markets, and it will be highly attractive and profitable.

A. Touraine      What is important to note is that within our organization and education, we do have four divisions, which are school, basically textbook, home education, e-learning and reference and dictionaries. E-learning is the chief priority for us. We strongly believe that we can grow by organic growth in the coming months and years, and obviously, the college activity in the U.S., but also the one we have in France and Spain and a little bit in South America, will really help in order to accelerate our penetration in the e-learning market. As you know, one of our main competitors
                 Pearson did invest heavily in this field a year ago, and we strongly believe that with the security we have and the content we have, we probably may catch up without having to do so high investments.

B. Dobel         Thanks a lot.  I appreciate it.

Coordinator      Our next question comes from Kara Chesaby. Ma'am, your line is now open, please state your company name.

K. Chesaby       Kara Chesaby of T. Rowe Price. What role will the current
                 Houghton management play in the management of the education business under the Vivendi umbrella?

A. Touraine      Obviously, it will be a key because as you know we bought a company basically with people who we have been very impressed with the quality of the management and especially the head of the operations. So considering profitability, the operations manager should apparently remain. I think one of the key priorities we may have is to make sure that they are going to work with the other publishers on a worldwide basis, and again, to put in place synergies very quickly. One of the weaknesses of Houghton-Mifflin, again, is the digital aspect, the e-production side and e-distribution is not probably completely updated, as of now. So with the management that's in place right now, who are Houghton Mifflin education we shall add a very strong team, in terms of IT digitalization and the Internet.

K. Chesaby       And will Nader be staying on in the integration, and for how long?

N. Darehshori    I've spent probably 20 meetings with the management of
                 Vivendi Universal, and the topic that we have not discussed has been my role here. However, I have made a commitment to stay as long as needed to make this transaction work and work well. I'm willing to do that and I have made an announcement that I will retire in April. I think we have plenty of time to work on this transition, and though we have had no discussion, I'm willing and I want to help them to make this transition really a successful one.

JM. Messier      Thank you, Nader. Do we have following questions?

Coordinator      Our next question comes from Ed Venable. Sir, your line is open, please state your company name.

A. Gordon-Brown  Hello, it's Andrew Gordon-Brown from JP Morgan. Just a quick question on what assets are planned for disposal and what you're keeping. I notice in the press release that you say that you're going to be hanging on to your presence in news and economic publications. I was just trying to get a feel for, given that there's publicly available information on the revenue and EBITDA or the business information assets, what is the revenue and EBITDA of the news and economic publications that you plan to keep? Just so that we can get a sense of the base of what you're planning to sell.

JM. Messier      Agnes is going to tell you what the size of the news and
                 economic publication within the Group. Let me put it this way. This is a news magazine, a French journal. We are in a presidential race here. It's very important not to disturb this activity during such a sensitive period. And it's representing, Agnes?

A. Touraine      Almost 200 million euros in terms of revenue and around 10%
                 profitability.

A. Gordon-Brown  Did you say 200?

A. Touraine      Yes, 200.

A. Gordon-Brown  And when you talk about profitability, are we talking EBITDA margins?

A. Touraine      Yes, EBITDA.

JM. Messier      EBITDA, yes.

A. Gordon-Brown  That's very useful.  Thank you very much.

Coordinator      Our next question comes from Neal Shelton. Sir, your line is now open, please state your company name.

N. Shelton       Hello, this is Neal Shelton from Shroders Salomon Smith
                 Barney. Two very quick questions. You talked about the EBITDA accretion for this year. Can you talk about the EPS accretion or dilution for this year and for next, please. And lastly, on your slides, you detail your sales by division or by territory, where you say that you're number one in Spain and number four in the U.S. Can you actually flesh out and give us the absolute level of sales in each of those territories. Thank you.

JM. Messier      Do you have on the street of the sales by zone, Agnes?

A. Touraine      Yes, we do it by division, but let me just find my paper.
                 Just to review the number in Spain, Anaya in Spain is about
                 250 million euros, France is about 300 million euros, in Brazil it's around 160 million euros. In the U.S., Knowledge
                 Adventure plus our education role distribution is around 185 million euros. I think you have all of it.

N. Shelton       I think that's it, yes.

A. Touraine      After the completion of the acquisition basically you will have 50% in the U.S. and 50% in Europe and the rest of the world, and the rest of the world basically is Spain, France and Brazil, knowing that we have a very good position in that countries with a lot of activity and a position also in Argentina, Colombia and Chile.

JM. Messier      For your first question, I think that you got all the figures relating to EBITDA. If you want to go to cash earnings for 2001, I'm assuming we're closing July, the cash earnings impact of this acquisition is positive by 110, perhaps slightly more than that, in 2001, cash earnings of Vivendi Universal, and next year, on the basis of the full year impact with the deconsolidation of the sold businesses and with the financial impact, that's an additional contribution to cash earnings of the group positive impact of several thousand million euros next year. So this is both an accretive and a positive contribution on a full year basis, both at the EBITDA and cash earnings level.

N. Shelton       Thank you. And just to sort of follow up on a question. You talked about the third quarter being so important for Houghton-Mifflin. Do you think you'll complete the transaction before the end of the third quarter in this year?

JM. Messier      Yes, we do expect to close the transaction by the end of July.

N. Shelton       Thank you very much.

Coordinator      Our next question comes from Jeff Mays. Your line is now
                 open, please state your company name.

J. Mays Thank you. I've got a question about the college publishing part of your business. Looking at the last three years' numbers, the sales have been sort of hovering around $170 to $175 million. Also for this year you're expecting $175 million in sales, so actually no growth. Can you explain what's going on in that market. And also, are you looking to expand in this area? Because your market share is relatively weak, relative to other players.

N. Darehshori    The college market is going through this transition of moving solely from paper flatboard to a combination of technology and paper, and I think that's one of the reasons the college industry has not had the great growth that we have seen in other industries. However, I think digitalization and content on Internet platforms is going to get to college faster than any other place, and that is going to make the college business very attractive in this country and abroad.

J. Mays          Are you seeking to expand in this business?

A. Touraine      I think one way to expand to this business, again is to move forward much more quickly in terms of digitalization and delivering the contents on multi formats That means, obviously, on the multiple print books CD-

                 ROM and Internet. We have in this company, to accelerate very, very quickly the e-production side in order to make sure that books are produced on a digital content, in order for those books, again, to be, first of all produced at a less expensive cost and able to be delivered on other platforms than paper. So one of the key issues for this division now is to move forward and more quickly to the digital age, in order to get market share.

J. Mays          Thank you.

Coordinator      Our next question comes from Mark Brailey. Sir, your line is now open, please state your company name.

M. Brailey       It's Mike Brailey from Casanov. I wonder if you can just talk us through the key adoptions for Houghton in the coming year and also in 2002, and sort of any early feel for how you think those are going.

N. Darehshori    The key adoptions this year were both English in Texas,
                 literature in Texas and mathematics in California, we were doing very well. As a matter of fact, the orders are coming very strong from Texas. Texas normally sends their orders in early. We are doing far better than we had expected with the entire program, both elementary and secondary. In California, in the mathematics program, in six to eight there are only three programs listed this year, two of them are Houghton-Mifflin programs, and the third program that is listed by Pearson is six to seven and eight programs when our two programs are six, seven and eight. So we're doing extremely well over there.

                 Going forward, our major adoption next year will be California reading, and we are going to offer a very strong program for California next year. Fortunately for us, we are going to have only two competitors playing in the California reading market next year, because the third one, Pearson doesn't have a complete program to offer in California, so we're very positive about our possibilities with reading in California.

M. Brailey       And a follow up, if I may. Obviously, you had quite a tough time of it last year. Are there any particular areas where you think you need to sort of reinvest more of the margin in order to grow the business more strongly? And if so, is it in the products or is it in the marketing or is it in the new media?

N. Darehshori    We didn't have a tough time last year, we had pretty good
                 growth. After all, our margin increased and we had growth.
                 The thing that you are probably stating is that we fell below our goal that we had set for ourselves five years earlier, but we did very well. The only area we did worse than we had anticipated was with science in Texas. And we were not the only publisher. There was only one successful publisher in science in Texas, and that was Harcourt-Brace. The rest of us all suffered. However, that science program that we didn't do as well in Texas, is doing extremely well in California this year.

M. Brailey       Can you just talk us through what's helped it do better in
                 California this year. Is it being marketed more aggressively?
                 Have you actually upgraded the program at all?

N. Darehshori    I think that we learned from our Texas experience with the science and now with technology, we are able to develop our products early and take it to market early and class test it, get reaction to it. I think we are a lot more prepared to not only develop better programs, but also market it early enough, get feedback early enough that we will be ssuccessful. Now what we have been able to do within the Universal Group brings to Houghton-Mifflin is this idea of helping us digitize some of these products that are highly expensive to do. And also that digitization allows us to take the products that we've developed here and some version of it internationally.

A. Touraine      I think one of the key points here, again, Houghton Mifflin did invest $100 million last year, what is important here, it's probably $.02 less and a little bit better. That means that a key priority is not so much to invest on the Internet, a little bit everywhere, but the key priority is to decrease the total investment on the Internet a little bit everywhere and to make sure that we put the proper investment, again, on e-production. And again, when you produce, on a digital format, at the end of it, it's less expensive, it's exactly what we have in Europe now, and to put a lot inside these e-distribution and making sure that we're going to leverage what we have on the Internet on Education.com.

                 Basically, it's going to be investing less, in terms of Internet related products everywhere, but it's going to be investing selectively and with, again, a processed return on e-production, e-distribution and DRM digital write management. So, it's probably going to be an important investment, but much more selective and using, again, the know-how we do have in Europe, using the engines we have and using the tools we already developed in the other publishing houses.

M. Brailey       Okay, thank you.

Coordinator      Our next question comes from Neal Carter. Sir, your line is now open, please state your company name.

N. Carter        Hello it's Neal Carter from ABN Amro. A quick question about
                 Education.com. I wonder if you can tell me what you think the potential is for that marketplace and what sort of sales you think you can be achieving for Education.com by 2003 or 2005.

A. Touraine      Education.com, as you know, we launched it actually four
                 months ago, in February. The business model is relying on three things. The first one is description and basically in Europe we're the number one in what we call "virtual classes." That means that you pay in order for your kids to be in the virtual classes. The second way of the business model is e-commerce and the third one is advertising for around ten persons also. We plan to break-even on Education.com at the end of 2002. We should make it. Again, it's a little bit too early, five months after the launch, but I must say that the U.S./West side is kind of good, probably better at this time than the European ones.

                 What is really nice with Education.com is the fact that we do share the tools and the engine all over the world and we even sell part of those tools to other countries like East Europe.

                 We plan to open Education.com in Brazil, so within Education.com you have three parts, really, the teacher one, the parent part and the kids part. The teacher one is very important because it's kind of the relationship that we did between the publishers and the teachers, and again, this may replace part of the, I don't know, when you have 200 Web sites, I think, it may replace part of the Web sites Houghton-Mifflin has as of today. So if it changes the business model specifically it would diminish your costs within Houghton-Mifflin. On the subscription part, we have to wait until back to school, in September, to find out the success of the actual classes.

N. Carter        What do you think the revenue percentage is for these kind of businesses? It seems that Pierson is a little less optimistic about the learning network than they used to be. Are you still confident that this is going to be a big business?

A. Touraine      Obviously, we strongly believe that all of the platforms are going to co-habitate, so that's especially an indication of what's really nice in education about digitalization is going to be a revolution but it will take more time than in other businesses. We believe that in the coming years we will have more and more combined products, again, a paper book that will last for a long time, e-books, probably and as you know, we do have in France a very important experimentation on electronic school bag. You will have access to the Internet and you will have access to information database and reference database.

                 So basically we strongly believe that it's not so much a matter of saying, "Is the Internet going to replace the teacher?" The name of the game is the coming two to five years is to make sure that we are going to deliver to the education players not only a product but a service. And the next step will be an integrated learning system, that probably will take three to five years, again, to develop, but the first year I think is really great for education, however, which is probably good news, it's going to take a little bit more time and a little bit less hype, which is good also, in the other fields. So it's a matter, again, of services rather than product and it's a matter of multi-platform strategies rather than having to choose one platform.

JM. Messier      And your question relating to competition vis-a-vis Pierson, if I can add two points. One of our competitive advantages is clearly to be, in this field, as in others, a multi-language company, and in fact, to be not only strong in English but strong in Spanish and Portuguese and different languages, is a clear differentiator and is a clear benefit on the Vivendi
                 Universal side, one of the major Spanish markets being the U.S. one, obviously. The second competitive difference is based on our strength on the educational software side, where obviously we can leverage online the access by educational software, who like the contents and the brands and online is the immediate follow up of the CD-ROM and educational software. And the 170 million people each year buying all educational software are clear educated, let's call them easier clients for online additional subscription offers. I think that on these two points we have an edge and we are clearly ahead of Pierson.

N. Carter        Thanks very much.

Coordinator      Our next question comes from Louis Sarkus. Sir, your line is open, please state your company name.

L. Sarkus        The company is Chesapeake Partners. Just a couple of really clarifying questions here. Jean-Marie, you've talked about the asset sales for refinancing, just to be clear, for refinancing of the debt incurred in this deal, and you did not need to raise any debt to complete this deal, is that correct?

JM. Messier      That is correct.  Gullaume is speaking now.

M                We might use a bridge loan if there is some time different.

L. Sarkus        But it is not subject to financing, is what I'm asking.

M It's not subject to financing, and what we want to cover is not the market cap of HM, it's the market value including HM average debt.

L. Sarkus        My next question, to clarify, is for Nadar. Could you go over the background again, you indicated that Vivendi obviously, and I agree, is the most attractive party. But what sort of process was undertaken by the company and by the board, and were alternatives to maximize shareholder value examined?

N. Darehshori    When our first discussion took place on November 29th, even though we discussed basically the universe of educational publishing and publishing in America and abroad, and learned about Vivendi's interest in growing in education, in the publishing market, I took that to the board and they said, "It sounds interesting," and they gave me authorization to continue to have conversations to see what are the synergies, what are the benefits that we could realize for our employees or authors, our community and to our shareholders. So we had a number of other meetings and then eventually our board of directors put together a committee to study various possibilities, and the committee, after having some discussions within the management team and also with investment bankers and lawyers and advisers, decided that this makes the most sense, because it not only provides those advantages that I mentioned, globalization, digitization, more vitality to the company and giving it the ability to grow and grow faster and to take advantage of some of the synergies that this will bring in.

                 We also considered all of our stakeholders and how this will benefit every stakeholder we have. Our authors will continue to work with us to develop outstanding products. Our editors and our salespeople will have opportunities to continue to promote those publications. Our community will be enriched within the passion for publishing and for quality publishing, and management's commitment to quality and being able to stay in Boston, and then, finally, attractiveness to our stockholders.

L. Sarkus        Did they look at a full range of options to this transaction?
                 Did the special committee look at a full range of options?

N. Darehshori    Every possibility was considered, every possibility. You
                 know, most of us in this business spent all of our lives, I have spent 35 years of my life in publishing. We know all the players. Even though we know them very well, we did a great deal of soul-searching and we found no other partner any place in the world that has all of these qualities that I mentioned within Vivendi Universal.

L. Sarkus        And who were the investment bankers advising the special
                 committee?

N. Darehshori    The investment bankers were on our side, JP Morgan and two law firms, Scaddinart and Pat Bolder in our side. And their's was Lazard and Cravath Scadden Aps

L. Sarkus        Thank you very much.

Coordinator      Our final question today comes from Dennis Semilink. Sir,
                 your line is open, please state your company name.

D. Semilink      I'm calling from Delta Securities in Netherlands. I have a question, you were saying that some 70-75% of asset sales would generate the necessary amount for the acquisition.
                 Could you give us a feeling of what other parts you would generate for the necessary cash flow?

JM. Messier      We have not made the final decision there, so I'm not going to mention. What I can tell you is that we've reviewed all of the different options, which we believe are going to come to 100% coverage of the full enterprise value by asset sales within our VUP portfolio, and I think that is very clear.
                 What we did make public is already covering three-fourths of it. We will cover 100% of it by some, let's call them small size supplementary arbitrage.

                 If I can just end this call by obviously thanking you for joining us and by telling you that this acquisition not only will strengthen our education business, that's fully in line with the fact that in those entertainment fields, unique to be both global and local, to benefit from global leverage, but being local and multi-language content providers, that's what we are going to be in the education business, and to be committed on all support not one specific or not several specific, but every single support that you need to access to the customer. From those points of view, this acquisition is fully fitting with the core of the strategy of Vivendi Universal, to without disturbing anywhere, our financial strength and adding additional EBITDA and cash flow contribution to the group. That's why we think that this is a great contribution to Vivendi Universal's strategy.

                 So, thank you very much for your attention and being part of this call. Thank you, goodbye.